                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)1

                        Hallmark Financial Services, Inc.
                        ---------------------------------
                                (Name of Issuer)

                Shares of Common Stock, Par Value $0.03 Per Share
                -------------------------------------------------
                         (Title of Class of Securities)

                                    40624Q104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 6, 2005
                                  ------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

----------------------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

------------------------------                           -----------------------
CUSIP 40624Q104                        13D                    Page 2 of 13 Pages
------------------------------                           -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   67,520,362
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               67,520,362
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    67,520,362
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    77.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP 40624Q104                        13D                    Page 3 of 13 Pages
------------------------------                           -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   67,520,362
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               67,520,362
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    67,520,362
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    77.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP 40624Q104                        13D                    Page 4 of 13 Pages
------------------------------                           -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   67,520,362
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               67,520,362
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    67,520,362
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    77.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP 40624Q104                        13D                    Page 5 of 13 Pages
------------------------------                           -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   67,813,287
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               67,813,287
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    67,813,287
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    78.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP 40624Q104                        13D                    Page 6 of 13 Pages
------------------------------                           -----------------------

            The following constitutes Amendment No. 4 ("Amendment No. 4") to the
Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the Schedule
13D as specifically set forth herein.

            Item 3 is hereby amended and restated to read as follows:

            As of June 21,  2005,  NP had  invested  $49,120,351  (inclusive  of brokerage  commissions)  in shares of Common Stock of the Issuer.  The source of these funds was the working capital of NP.

            As of June 21, 2005, Mark Schwarz had invested  $242,382  (inclusive of brokerage commissions) in shares of Common Stock of the Issuer. The source of these funds was the personal funds of Mr. Schwarz.

            Item 4 is hereby amended to add the following:

            On  April  29,  2005,  the  Issuer  distributed  to  holders  of its outstanding Common Stock nontransferable rights to purchase additional shares of
Common Stock (the "Rights Offering").  Stockholders  received one right for each share of Common  Stock  held of record  by them as of the close of  business  on
April 20, 2005. Each right entitled its holder to purchase 1.37 shares of Common
Stock.  NP purchased  44,462,093  shares of Common  Stock  pursuant to its basic subscription privilege and oversubscription  privilege under the Rights Offering which was concluded on June 6, 2005. After giving effect to the shares of Common
Stock issued to it in the Rights Offering, NP beneficially owned an aggregate of
67,590,362 shares. Mr. Schwarz purchased 192,925 shares of Common Stock pursuant to his basic  subscription  privilege and  oversubscription  privilege under the
Rights Offering. After giving effect to the shares of Common Stock issued to him in the Rights Offering, Mr. Schwarz beneficially owned, together with the shares held directly by NP which he was also deemed to  beneficially  own, an aggregate of 67,813,287 shares.

            On June  21,  2005,  NP sold  70,000  shares  of  Common  Stock to a director of the Issuer as described in Item 6.

            Item 5(a) is hereby amended and restated to read as follows:

            The aggregate  percentage  of shares of Common Stock  reported to be owned by the  Reporting  Persons is based upon  86,841,791  shares  outstanding, which is the total number of shares of Common Stock  outstanding  as of June 21,
2005,  after  giving  effect to the  shares  issued  as a result  of the  Rights
Offering.

            As of the  filing  date of this  statement,  NP  beneficially  owned
67,520,362  shares  of Common  Stock,  representing  approximately  77.8% of the issued and outstanding Common Stock of the Issuer.

------------------------------                           -----------------------
CUSIP 40624Q104                        13D                    Page 7 of 13 Pages
------------------------------                           -----------------------

            NCM, as the general partner of NP, may be deemed to beneficially own the 67,520,362  shares of Common Stock  beneficially  owned by NP,  representing approximately 77.8% of the issued and outstanding Common Stock of the Issuer.

            NCG,  as the  general  partner of NCM,  which in turn is the general partner of NP, may also be deemed to beneficially  own the 67,520,362  shares of
Common Stock beneficially owned by NP,  representing  approximately 77.8% of the issued and outstanding Common Stock of the Issuer.

            Mark Schwarz,  as the managing member of NCG, the general partner of
NCM,  which  in turn is the  general  partner  of NP,  may  also  be  deemed  to beneficially own the 67,520,362 shares of Common Stock beneficially owned by NP, which,  together  with the  292,925  shares of Common  Stock  Mr.  Schwarz  owns directly,  represents  approximately  78.1% of the issued and outstanding Common
Stock of the Issuer.

            NCM, NCG and Mr. Schwarz disclaim beneficial ownership of the shares of Common  Stock held by NP,  except to the extent of their  pecuniary  interest therein.

            Item 5(c) is hereby amended to add the following:

            There were no transactions by the Reporting Persons in the shares of
Common Stock  during the past 60 days other than (a) NP's  exercise of an option
(an exempt transaction under Section 16(b) of the Act) to purchase 50,000 shares on April 18, 2005 at an  exercise  price of $.375 per share,  (b) Mr.  Schwarz's exercise of options (an exempt  transaction  under  Section 16(b) of the Act) to purchase  100,000  shares on April 18, 2005 at an  exercise  price of $.6875 per share, (c) NP's  acquisition of 44,462,093  shares in connection with the Rights
Offering as described in Item 4, (d) Mr. Schwarz's acquisition of 192,925 shares in  connection  with the Rights  Offering as  described  in Item 4, and (e) NP's disposition of 70,000 shares in connection with the Stock Purchase  Agreement as described in Item 6.

            Item 6 is hereby amended and restated to read as follows:

            As further  discussed in Item 5(c) above,  NP  exercised  the option previously granted by the Issuer to NP on January 22, 2003.

            On June 20, 2005, NP and Mark J. Morrison, a director of the Issuer, entered  into a  Stock  Purchase  Agreement  pursuant  to  which  NP sold to Mr.
Morrison  70,000 shares of Common Stock at a price of $.90 per share (the "Stock
Purchase  Agreement").  The Stock  Purchase  Agreement is attached as an exhibit hereto and is incorporated herein by reference.

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

------------------------------                           -----------------------
CUSIP 40624Q104                        13D                    Page 8 of 13 Pages
------------------------------                           -----------------------

            Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1    Stock Purchase Agreement by and between Newcastle Partners, L.P.
                and Mark J. Morrison dated June 20, 2005.

------------------------------                           -----------------------
CUSIP 40624Q104                        13D                    Page 9 of 13 Pages
------------------------------                           -----------------------

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, the  undersigned  certifies that the  information set forth in this statement is true, complete and correct.

Dated: June 22, 2005                 NEWCASTLE PARTNERS, L.P.

                                     By: Newcastle Capital Management, L.P.,
                                         its general partner

                                     By: Newcastle Capital Group, L.L.C.,
                                         its general partner

                                     By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                          Mark E. Schwarz, Managing Member

                                     NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                     By: Newcastle Capital Group, L.L.C.,
                                         its general partner

                                     By: /s/  Mark E. Schwarz
                                         ---------------------------------------
                                          Mark E. Schwarz, Managing Member

                                     NEWCASTLE CAPITAL GROUP, L.L.C.

                                     By: /s/  Mark E. Schwarz
                                         ---------------------------------------
                                          Mark E. Schwarz, Managing Member

                                     /s/  Mark E. Schwarz
                                     -----------------------------------------
                                     MARK E. SCHWARZ

------------------------------                           -----------------------
CUSIP 40624Q104                        13D                   Page 10 of 13 Pages
------------------------------                           -----------------------

                                  EXHIBIT INDEX

Exhibit                                                                 Page
-------                                                                 ----

99.1          Stock Purchase Agreement by and between                   11 to 13
              Newcastle  Partners,  L.P. and Mark J. Morrison
              dated June 20, 2005.

------------------------------                           -----------------------
CUSIP 40624Q104                        13D                   Page 11 of 13 Pages
------------------------------                           -----------------------

                            STOCK PURCHASE AGREEMENT

            STOCK PURCHASE  AGREEMENT,  dated effective as of June 20, 2005 (the
"AGREEMENT"),  by and  between  Newcastle  Partners,  L.P.  ("SELLER")  and  the undersigned individual ("PURCHASER").

            WHEREAS,  Seller desires to sell to Purchaser and Purchaser  desires to  purchase  from  Seller  70,000  shares  of  common  stock,  $.03  par  value
(individually,  a "SHARE",  collectively,  the "SHARES"),  of Hallmark Financial
Services,  Inc., a Nevada  corporation (the "COMPANY"),  for a purchase price of
$.90 per Share,  or $63,000 in total, on the terms and subject to the conditions set forth in this Agreement;

            NOW, THEREFORE, the parties hereto hereby agree as follows:

            Section 1.        Sale of Shares.
                              --------------

            1.1.  SALE AND PURCHASE OF SHARES. Upon the terms and subject to the conditions  contained in this  Agreement,  Seller  shall sell to  Purchaser  and
Purchaser  shall purchase from Seller,  all right,  title and interest in and to the Shares (the "STOCK SALE"), at a purchase price of $.40 per Share, the number of Shares and at an aggregate  purchase price set forth next to Purchaser's name on the signature line of this Agreement.  Upon full payment for the Shares,  the
Seller shall  instruct the transfer  agent of the Company to transfer the Shares to the Purchaser.

            Section 2.        Representations and Warranties of Purchaser.
                              -------------------------------------------

            2.1.  INVESTMENT  REPRESENTATIONS.  Purchaser hereby  represents and warrants to Seller,  in connection  with the  transactions  contemplated by this
Agreement, as follows:

                  (a) INVESTMENT. The Shares to be acquired by Purchaser will be acquired for investment for Purchaser's own account,  not as a nominee or agent, and not with a view to the resale or distribution  thereof within the meaning of the Securities Act of 1933, as amended (the "SECURITIES ACT").

                  (b) ACCREDITED INVESTOR. Purchaser is an "Accredited Investor"
as that  term is  defined  in Rule 501 of  Regulation  D  promulgated  under the
Securities  Act.  Purchaser is able to bear the economic risk of the purchase of the Shares pursuant to the terms of this Agreement, including a complete loss of
Purchaser's investment in the Shares.

                  (c) RESTRICTED SHARES.  Purchaser understands and agrees that, when  acquired  by  Purchaser  pursuant  to this  Agreement,  the Shares will be
"restricted securities" within the meaning of the Securities Act, and may not be sold,  transferred or otherwise  disposed of,  directly or  indirectly,  without registration under the Securities Act or an exemption therefrom.

                  (d) NO REPRESENTATION.  Purchaser confirms that neither Seller nor any agent or  affiliate of Seller or any other person or entity has made any representation or warranty to Purchaser about the Company or the Shares and that
Purchaser has not relied upon any other  representation or warranty,  express or implied in purchasing the Shares.

------------------------------                           -----------------------
CUSIP 40624Q104                        13D                   Page 12 of 13 Pages
------------------------------                           -----------------------

                  (e)  FINANCIAL  CIRCUMSTANCES.  Purchaser  has  no  reason  to anticipate  any  change in  Purchaser's  personal  circumstances,  financial  or otherwise,  which may cause or require any sale or  distribution by Purchaser of all or any part of the Shares.

                  (f) FINANCIAL  EXPERIENCE.  The Purchaser  represents  that by reason of  Purchaser's  business  or  financial  experience,  Purchaser  has the capacity to evaluate  the merits and risks of the  purchase of the Shares and to
protect   Purchaser's  own  interests  in  connection   with  the   transactions
contemplated by this Agreement.

                  (g)  LEGEND.   Purchaser   understands  and  agrees  that  the
certificate or any other document evidencing any of the Shares shall be endorsed with a legend in substantially the same form as set forth below:

            THE SECURITIES  REPRESENTED BY THIS CERTIFICATE HAVE NOT
            BEEN  REGISTERED  UNDER THE  SECURITIES ACT OF 1933. THE
            SECURITIES  HAVE BEEN  ACQUIRED FOR  INVESTMENT  AND NOT
            WITH A VIEW TO  DISTRIBUTION  AND MAY NOT BE OFFERED FOR
            SALE,  SOLD,  PLEDGED OR  OTHERWISE  TRANSFERRED  IN THE
            ABSENCE OF AN EFFECTIVE  REGISTRATION STATEMENT FOR SUCH
            SECURITIES  UNDER  THE  SECURITIES  ACT  OF  1933  OR AN
            OPINION OF COUNSEL  REASONABLY  SATISFACTORY IN FORM AND
            CONTENT  TO THE  ISSUER  THAT SUCH  REGISTRATION  IS NOT
            REQUIRED UNDER SUCH ACT.

            Purchaser   understands  that  the  foregoing   representations  and
warranties  are to be relied upon by Seller as a basis for exemption of the sale of the Shares  under the  Securities  Act and under the  securities  laws of all applicable states and for other purposes.

            Section 3.        Further Assurances.
                              ------------------

            From and  after the date of this  Agreement,  Purchaser  and  Seller agree to execute and  deliver any  additional  documents,  instrument  and other writings as may be  reasonably  necessary or desirable to effect the transfer of the Shares to the Purchaser in accordance  with the terms hereof,  including any documents reasonably required by the transfer agent or the Company's counsel.

------------------------------                           -----------------------
CUSIP 40624Q104                        13D                   Page 13 of 13 Pages
------------------------------                           -----------------------

            IN WITNESS  WHEREOF,  each of the undersigned has duly executed this
Agreement as of the date first written above.

                                       NEWCASTLE PARTNERS, L.P.

                                       By: Newcastle Capital Management, L.P.
                                           Its General Partner

                                       By: /s/ Mark Schwarz
                                           -------------------------------------
                                           Name: Mark Schwarz
                                           Title: Chief Executive Officer

                                       PURCHASER

                                       /s/ Mark J. Morrison
                                       -----------------------------------------
                                       Mark J. Morrison